*AB

3/20

[redacted]

14048753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MKM PARTNERS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 FIRST STAMFORD PLACE
(No. and Street)

STAMFORD,	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS MESSINA **203-861-9060**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, **THOMAS MESSINA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM PARTNERS LLC as of DECEMBER 31 ,2013, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

ANNIE M. WILLIAMS
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2013

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners LLC

We have audited the accompanying statement of financial condition of MKM Partners LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2014

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	7,635,936
Receivable from and deposit with clearing organization		604,735
Other assets		453,087
TOTAL ASSETS	$	8,693,758

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Deferred rent	$	376,383
Accounts payable and accrued expenses		250,010
Total liabilities		626,393
Commitments and contingencies (Note 9)		
Member's equity		8,067,365
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,693,758

See accompanying notes to statement of financial condition.

MKM PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records proprietary securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Brokerage fee income is recorded when payments for such are received from customers.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
The statement of financial condition was approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from and deposit with clearing organization primarily represents cash of approximately $505,000 and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 4. OTHER ASSETS

Other assets at December 31, 2013, consist primarily of receivables from other brokers in the amount of approximately $377,000, restricted cash of approximately $50,000 which serves as collateral for a stand-by letter-of-credit in support of a security deposit for leased office space (see Note 9) and prepaid expenses of approximately $26,000.

NOTE 5. CONCENTRATION OF CREDIT RISK AND MARKET RISK

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 6. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2013, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 7. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the member.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2010.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with the Parent. In accordance with an administrative services agreement with the Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by the Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by the Parent and allocated to the Company for 2013 amounted to approximately $35,647,000. Repayments of amounts due to the Parent, and amounts distributed to the Parent, aggregated approximately $43,291,000 in 2013.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company's Parent leases office space in several cities under non-cancellable operating leases that expire at various dates through July 2018. The total amount of rent due under the lease term for the Parent is reflected in operations on the straight-line method over the term of the leases. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent." During the year ended December 2013, rent expense (including amounts reimbursed to the Parent (see Note 8) approximated $1,057,000.

Approximate future minimum annual payments required for the five years subsequent to December 31, 2013, by the Parent, are as follows:

Year ending December 31:	Obligations
2014	$ 1,029,000
2015	826,000
2016	840,000
2017	857,000
2018	79,000
Total	$ 3,631,000

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of the Parent in the amount of $50,122. The bank can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition in "Other assets."

NOTE 10. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2013, the Company had net capital of approximately $7,598,000, which was in excess of the required minimum net capital of $100,000 by approximately $7,498,000. The Company's percentage of aggregate indebtedness to net capital was 14% as of December 31, 2013.